Exhibit 99.3

August 12, 2024

Cannell Capital, LLC
245 Meriwether Circle
Alta, WY 83414

Dear Sirs/Madams:

Re:	Voting Support Agreement

Cannell Capital, LLC., in its capacity as investment advisor or general partner in respect of the holders of the Subject Securities (as defined below) (the “Shareholder” or “you”) understands that SNDL Inc., a Canadian corporation (“Purchaser”) has entered into an arrangement agreement (the “Arrangement Agreement”) with Nova Cannabis Inc., an Alberta corporation (the “Company”) concurrently with the entering into of this Agreement (as defined below) contemplating an arrangement of the Company pursuant to Section 193 of the Business Corporations Act (Alberta), which will result in the Purchaser acquiring all of the issued and outstanding common shares in the capital of the Company (the “Shares”) for consideration of 0.58 common shares of the Purchaser or C$1.75 in cash, at the election of the holder and subject to pro ration (the “Consideration”) for each issued and outstanding Share (the “Arrangement”). Each of the entities listed on Schedule A hereto is the registered or beneficial owner of such number of Shares (the “Subject Securities”) as set forth on Schedule A hereto.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

The Shareholder hereby agrees, and agrees to cause the entities listed on Schedule A hereto, from the date hereof until the termination of this voting and support agreement (this “Agreement”) in accordance with its terms:

(a)	not to grant or agree to grant any proxy or other right to vote the Subject Securities, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of holders of the Shares, in each case other than pursuant to this Agreement;
(b)	not to requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;
(c)	at any meeting of securityholders of the Company at which the Shareholder is entitled to vote (and at every adjournment or postponement thereof) for the purpose of approving the Arrangement and any related transaction: (i) to cause to be counted as present for purposes of establishing quorum all of the Subject Securities and any other securities of the Company directly or indirectly acquired by, or issued to, the Shareholder after the date hereof; (ii) to vote (or cause to be voted) all of the Subject Securities, and any other securities of the Company directly or indirectly acquired by or issued to the Shareholder or any of the entities set forth in Schedule A hereto after the date hereof, if any, (A) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement, and (B) against any proposed action or agreement which could reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement; (iii) to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to be voted as soon as practicable and in any event not less than five (5) Business Days prior to the then scheduled meeting date;

(iv) not to take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has, at such time, been previously terminated in accordance with the terms hereof; and (v) upon request provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof), as the case may be, referred to in (iii) above to Purchaser at the email address [Email Redacted] with its delivery as provided for in (iii) above;

(d)	at any other meeting of securityholders of the Company at which the Shareholder is entitled to vote (and at every adjournment or postponement thereof) to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Subject Securities against any resolution or transaction: (i) which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby; or (ii) in respect of a Company Acquisition Proposal;
(e)	that, if applicable, it will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that would conflict or be inconsistent with the matters set forth in this Agreement and agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form that would conflict or be inconsistent with the matters set forth in this Agreement;
(f)	not to: (i) exercise any rights of dissent in connection with the Arrangement; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement;
(g)	not to, directly or indirectly, through any director, officer, employee, consultant, agent, advisor, affiliate or other representative (each, a “Representative”) or otherwise: (i) solicit proxies or become a participant in a solicitation in opposition to or competition with Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement; (ii) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement; (iii) act jointly or in concert with others with respect to the Shares or any other voting securities of the Company for the purpose of opposing or competing with Purchaser’s proposed purchase of Shares as contemplated by the Arrangement; (iv) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any person (other than Purchaser and its respective Representatives) any non-public information in connection therewith; initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing; (v) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement, voting support agreement, lock-up agreement or other similar agreement providing for or relating to a Company Acquisition Proposal; or (vi) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing;

(h)	(i) notify the Purchaser of any new Shares or securities convertible or exchangeable into Shares acquired, directly or indirectly, by the Shareholder or its affiliates after the execution of this Agreement; and (ii) that any such new Shares or securities convertible or exchangeable into Shares will be subject to the terms of this Agreement as though owned by the Shareholder on the date of this Agreement;
(i)	to, and shall cause each of the entities listed in Schedule A hereto, to and will instruct each of its and their Representatives to, immediately cease and cause to be terminated any existing solicitation, knowing encouragement, discussion or negotiation with any persons conducted heretofore by the Shareholder with respect to any potential Company Acquisition Proposals (other than Purchaser and its respective Representatives); and
(j)	to notify Purchaser promptly if any of the Shareholder’s representations and warranties contained in this Agreement becomes untrue or incorrect in any material respect.

The Shareholder hereby represents and warrants to Purchaser, and agrees that such representations and warranties shall survive until the termination of this Agreement:

(a)	(i) the Shareholder has the power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform each of its obligations hereunder; (ii) the execution, delivery and performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or equivalent action on the part of the Shareholder; (iii) no other proceedings on the part of the Shareholder are necessary to approve this Agreement or to perform its obligations contemplated hereby; (iv) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due and valid execution and delivery of this Agreement by Purchaser, constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (B) general equitable principles, whether enforceability is considered in a proceeding at law or equity; and (v) the Shareholder is duly organized and validly existing in accordance with the laws of its jurisdiction of formation;
(b)	each of the entities listed in Schedule A hereto is the sole registered and/or beneficial owner of such number of the Subject Securities as set forth on Schedule A hereto, with good title thereto free of any and all encumbrances, liens and demands of any nature or kind whatsoever, and the Shareholder has the sole right to vote (in the case of Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities;
(c)	except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer of the Subject Securities from the Shareholder or any interest therein or right thereto;

(d)	the only securities of the Company beneficially owned or controlled, directly or indirectly, by the entities listed in Schedule A hereto on the date hereof are the Subject Securities (other than securities that are not entitled to acquire Shares);
(e)	there is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to the knowledge of the Shareholder, threatened, against or otherwise affecting the Shareholder which could reasonably be expected to impair the ability of the Shareholder to deliver this Agreement and to perform its obligations contemplated hereby; and
(f)	subject to the Shareholder’s obligations under applicable Canadian securities Laws, the execution, delivery and performance by the Shareholder of this Agreement and the performance of its obligations contemplated hereby do not (i) contravene or conflict with the organizational or governing documents of the Shareholder; (ii) contravene or conflict with or constitute a violation of any provision of any law binding upon or applicable to the Shareholder or its properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of each Shareholder, or result in the creation of any lien on any of the properties or assets of each Shareholder under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or its properties or assets are bound.

Purchaser hereby represents and warrants to the Shareholder that, and agrees that such representations and warranties shall survive until the termination of this Agreement:

(a)	(i) it has the power, corporate or otherwise, and authority to execute and deliver this Agreement and the Arrangement Agreement and to perform each of its obligations hereunder and thereunder; (ii) the execution, delivery and performance by it of this Agreement and the Arrangement Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or equivalent action on the part of Purchaser; (iii) no other proceedings on the part of Purchaser are necessary to approve this Agreement or the Arrangement Agreement or to perform its obligations contemplated hereby or thereby; (iv) this Agreement and the Arrangement Agreement have been duly and validly executed and delivered by it and, assuming the due and valid execution and delivery of this Agreement by the Shareholder and the Arrangement Agreement by the Company, each constitutes a legal, valid and binding agreement of Purchaser enforceable against it in accordance with its terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (B) general equitable principles, whether enforceability is considered in a proceeding at law or equity; and (v) it is duly organized and validly existing in accordance with the laws of its jurisdiction of formation;
(b)	no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding is in progress, pending, or threatened against Purchaser which would reasonably be expected to impair the ability of Purchaser to deliver this Agreement and the Arrangement Agreement and to perform its obligations contemplated hereby and thereby;

(c)	the execution, delivery and performance by Purchaser of this Agreement and the Arrangement Agreement and the performance of its obligations contemplated hereby and thereby do not (i) contravene or conflict with the organizational or governing documents of Purchaser; (ii) contravene or conflict with or constitute a violation of any provision of any law binding upon or applicable to it or its properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of it, or result in the creation of any lien on any of the properties or assets of it under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation to which it is a party or by which it or its properties or assets are bound;
(d)	the Purchaser has as of the date hereof, or will have prior to, and at the Effective Time, sufficient available funds to consummate the Arrangement, including the funds required to be paid by Purchaser pursuant to the Arrangement Agreement or the Plan of Arrangement, including the aggregate Cash Consideration and the aggregate cash payable in lieu of Purchaser Shares, on the terms and subject to the conditions set forth in the Arrangement Agreement and in the Plan of Arrangement, and to satisfy all other obligations payable at or prior to the Effective Time by the Purchaser pursuant to the Arrangement Agreement and the Arrangement. The Purchaser’s obligations under the Arrangement Agreement are not subject to any conditions regarding the Purchaser’s or any other Person’s ability to obtain financing for the Arrangement and the other transactions contemplated by this Agreement;
(e)	(i) the Purchaser is a “reporting issuer” under applicable Securities Laws in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Quebec, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut (the “Purchaser Reporting Jurisdictions”). The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and listed on the NASDAQ. The Purchaser is not in default of any material requirements of any Securities Laws or the NASDAQ listing rules and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Purchaser Shares from the NASDAQ in the foreseeable future; (ii) as of the date of this Agreement, the Purchaser has not taken any action to cease to be a reporting issuer in any of the Purchaser Reporting Jurisdictions nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened; (iii) the Purchaser has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws since January 1, 2024. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the NASDAQ; (iv) the Purchaser is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Purchaser is not, and will not be as a result of the Arrangement, required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (v) the Purchaser has never been an issuer subject to Rule 144(i) under the Securities Act.

The Purchaser satisfies the current public information requirements of Rule 144(c) under the Securities Act; (vi) the Purchaser has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the U.S. Exchange Act, at the time such filings were made they complied in all material respects with the requirements of the U.S. Exchange Act applicable to such filings and none of the filings contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; (vii) none of the Purchaser, its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchaser Shares to be issued pursuant to the Arrangement under the U.S. Securities Act, whether through integration with prior offerings or otherwise; and (viii) except as disclosed in the Purchaser’s Form 20-F filed on March 18, 2021, the Purchaser and the Purchaser Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and the U.S. Exchange Act, and the applicable rules and regulations promulgated by the SEC thereunder;

(f)	the Purchaser Shares to be issued pursuant to the Arrangement, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on NASDAQ, and will not be subject to any contractual or other restrictions on transferability or voting, provided that Purchaser Shares issuable to any Person that Purchaser reasonably determines to be an “affiliate” of Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act, or to have been such an “affiliate” in the 90 days prior to the date of issuance of such Purchaser Shares will be treated as “restricted securities” under Rule 144 under the U.S. Securities Act and may not be offered, sold or otherwise transferred absent registration under the U.S. Securities Act or an available exemption therefrom; and
(g)	Purchaser has provided to the Shareholder true and complete copies of the final form of each other lock-up or voting support agreement or similar agreement pursuant to which any securityholder of the Company will agree to vote in favour of or otherwise support the Arrangement (“Other Support Agreements”). Other than the Other Support Agreements, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Purchaser, the Company or any of their respective affiliates, on the one hand, and any beneficial owner of outstanding Shares or any member of the Company’s management or the board of directors of the Company, on the other hand, relating in any way to the Company’s securities, the Arrangement or the other transactions contemplated by the Arrangement Agreement.

Prior to the Company Meeting, the Shareholder agrees not to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any new sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing other than pursuant to the Arrangement (in each case, a “Transfer”). If a Transfer is completed following the Company Meeting, any Shares so Transferred will cease to be Subject Securities hereunder.

Provided that the Shareholder has first been given a reasonable opportunity to review and comment on any such proposed public disclosure and provided further that the Shareholder’s reasonable comments relating to such disclosure are accepted, the Shareholder consents to details of this Agreement being set out in any press release, information circular, and court documents produced by the Company and Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and this Agreement being made publicly available, including by filing on the System for Electronic Data Analysis and Retrieval + (SEDAR+). Except as required by Law (including such filings as required under applicable Canadian securities law) or applicable stock exchange requirements or as otherwise permitted by this Agreement, the Shareholder will not make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Purchaser, such approval not to be unreasonably withheld, conditioned or delayed and, in any event, shall be provided within 48 hours of the Shareholder’s delivery of a draft disclosure to the Purchaser.

Purchaser hereby agrees from the date hereof until the termination of this Agreement in accordance with its terms to notify the Shareholder promptly if any of Purchaser’s representations and warranties contained in this Agreement becomes untrue or incorrect in any material respect.

This Agreement shall terminate and be of no further force and effect upon the earliest to occur of:

(a)	January 14, 2025, if the Arrangement is not completed by such date;
(b)	the termination of the Arrangement Agreement in accordance with its terms;
(c)	Purchaser, without the prior written consent of the Shareholder, (i) decreasing the amount or changing the form of Consideration or decreasing the Maximum Share Consideration, (ii) amending or agreeing to an amendment to Section 4.11 of the Arrangement Agreement, or (iii) amending an Other Support Agreement or entering into an Other Support Agreement after the date hereof such that such amended or new Other Support Agreement includes terms more favourable to a securityholder of the Company than the terms hereof are to the Shareholder;
(d)	any representation or warranty of the Shareholder or Purchaser, as the case may be, under this Agreement being found to be untrue or incorrect in any material respect;
(e)	the mutual agreement in writing of the Shareholder and Purchaser; or
(f)	the completion of the Arrangement.

This Agreement and all proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

Each of the parties hereby irrevocably submits to the jurisdiction of the Court of King’s Bench of Alberta located in the City of Calgary, in respect of any proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such proceeding that it is not subject thereto or that such proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Each of the parties hereto shall be responsible for their respective fees and expenses in connection with this Agreement.

This Agreement may be executed by electronic signatures (including DocuSign) and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Shareholder, upon which this Agreement as so accepted shall constitute a legal, valid and binding agreement between the parties hereto.

[Signature page follows.]

SNDL INC.

By:	(Signed) “Zachary George”
Name: Zachary George
Title: Chief Executive Officer

Accepted and agreed this 12th day of August, 2024.

CANNELL CAPITAL, LLC, on behalf of all entities set out in Schedule A hereto

By:	(Signature) “Stephen C. Wagstaff”
(Signature)
Stephen C. Wagstaff
(Print Name)
Stephen C. Wagstaff, Chief Financial Officer
(Name and Title)

SCHEDULE A

Entity	Number of Shares Owned
Tonga Partners, L.P.	2,684,217
Tristan Partners, L.P.	3,824,601
Tristan Offshore Fund, Ltd.	1,383,837
TOTAL:	7,892,655